EXHIBIT 99.1

Skylight Health Group Reports Second Quarter 2022 Financial Results and Upsizes Financing

Revenue Growth of 134% Year over Year, 108% Growth Compared to the Previous Quarter and Secures entry into Full-Risk Value Based Care in 2022

TORONTO, Aug. 15, 2022 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ: SLHG; TSXV: SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, today announced its financial results for the second quarter ended June 30, 2022.

  Doubles revenue to $16.1 million vs $7.7 million in the previous quarter and 134% Year over Year.
  Gross profit margin of 25%, down from the previous quarter of 44% primarily driven by the Capitated revenue from full-risk Value Based Care (“VBC”) contracts with the acquisition of NeighborMD (“NMD”). Capitated revenue has lower Gross Margins but much higher dollar contribution.
  Adjusted EBITDA loss improved by 19% from the previous quarter to $5.4 million ($4.4 million excluding the latest acquisition) compared to $6.7 million in the previous quarter.
  Accelerates its 3 year journey to Medicare Advantage (“MA”) full risk into 2022 with the acquisition of NMD and the joint venture (“JV”) with Collaborative Health Systems (“CHS”). The Company has entered fully capitated Medicare Advantage risk contracts in Florida with more than 2,400 lives.
  As of the date of this release on an unaudited basis, the Company has already reduced its annual cost base by over $10 million and expects further operational improvements by year end.
  Over $70 million revenue run rate on a proforma basis and trending towards adjusted EBITDA break-even by the end of 2022.
  Due to increased demand, the Company has agreed to upsize its non-brokered private placement of convertible debenture units (the “Debenture Units”) offering from $2 million to $2.345 million and expects to close on or about August 17, 2022.

Prad Sekar, CEO Skylight Health said, “We could not be more pleased with our second quarter results. We doubled our top line while reducing our costs and improving adjusted EBITDA. We set an aggressive plan in Q1 to work on operational efficiencies, right-size costs and make material reductions on our annual cost basis. Exiting Q2 we already forecast a further improved adjusted EBITDA for Q3 as we remain committed to working towards adjusted EBITDA break-even by end of 2022. Additionally, we accelerated our journey to VBC by 3 years through the acquisition of NMD and our partnership with CHS. It is a proud moment for all of us at Skylight to continue executing in a positive direction even with the headwinds of a macro market and economy. We remain committed to our goals and are beyond excited for the quarters ahead.”

Financial Highlights:

  Revenues for the three and six months ended June 30, 2022, revenues were $16.1 million and $23.8 million, respectively, compared to $6.9 million and $9.1 million, respectively, for the three and six months ended June 30, 2021 (excluding revenue from discontinued operations of $3.0 million and $5.9 million, respectively), an increase of $9.2 million and $14.7 million, respectively. This increase was primarily as a result of partial revenue from the acquisition of NMD in Q2 2022. The Company also achieved organic growth of 4% compared to Q1 2022 within its fee-for-service and other revenues segment;
  Gross profit was $4.0 million and $7.4 million, respectively, for the three and six months ended June 30, 2022, compared to $3.8 million and $5.0 million, respectively, for the three and six months ended June 30, 2021 (excluding gross profit from discontinued operations of $2.3 million and $4.5 million, respectively);
  Gross profit margin was 25% and 31%, respectively, for the three and six months ended June 30, 2022, compared to 55% for both the three and six months ended June 30, 2021 (discontinued operations gross profit margin was 77% for both the three and six months ended June 30, 2021). The margins in Q2 2022 were lower due to the change in how Gross profits are calculated in a traditional fee-for-service model versus a VBC or capitated model at risk. The Company believes the gross profit margins are in line with the industry standards and will establish a new baseline as the capitated segment will be expected to contribute significantly to growth in the future. Gross Margin dollar contribution is significantly greater in capitation. Please refer to further details in the Segmentation section of the Company’s MD&A;
  Adjusted EBITDA for the three and six months ended June 30, 2022 was a loss of $5.4 million and $12.1 million, respectively, compared to a loss of $3.4 million and $5.2 million, respectively, during the three and six months ended June 30, 2021. Compared to Q1 2022, the Company has seen an improvement in Adjusted EBITDA prior to the NMD acquisition from pre-disclosed initiatives to cost saving and integration efforts. Adjusted EBITDA for Q1 and Q2 2022 for the Company prior to the acquisition of NMD was $6.7 million and $4.4 million respectively. The Company anticipates that it will continue to see further improvements in the coming quarters;
  Net loss from continuing operations during the three and six months ended June 30, 2022 was $5.2 million and $13.5 million, respectively (three and six months ended June 30, 2021: $5.8 million and $9.1 million, respectively, excluding net income from discontinued operations of $1.0 million and $1.8 million). In Q1 2022, Net loss from continuing operations was $8.3 million, the significant improvement in Q2 2022 was primarily due to reductions in salaries and wages, professional fees, office and administration costs, foreign exchange gain and gain in fair value of financial liabilities;
  The Company still has an unutilized US $10 million debt facility.

Operational Highlights:

  Entered into a JV partnership with CHS, a population health management services organization and wholly owned subsidiary of Centene Corporation, to integrate essential VBC services and contracts into Skylight Health’s growing enterprise of primary care practices.
  Closed on the acquisition of NMD, to add 9 new practices in the Florida market, and entered full risk on 2,400 Medicare Advantage lives with Humana and CarePlus. Purchase price consideration was $10.2 million (US$ 8.0 million) for an annualized revenue contribution from NMD of an estimated US$35 million.
  Appointment of Farooq Akhter as interim CFO. Mr. Akhter joined Skylight in 2019 and has been part of the Company’s transformational growth. He played a key role as Vice President, Finance supporting operational and capital markets efforts.
  Closed a $25.5 million (US$ 20.0 million) debt facility with FLC Credit Partners (“FLC”), a New York based lender. Post the closing of NMD, the Company still has $12.8 million (US$ 10.0 million) available in the facility. With the JV and NMD acquisition in place, the Company is now ready to begin transitioning Medicare Advantage lives within its current practices, realizing a growth of US$200-$400 to US$10,000-$12,000 per member per year under current capitated payor contracts.

Second Quarter Performance:

Q2 2022 was focused on executing the Company’s plans to get to adjusted EBITDA break-even. Efforts made in Q2 2022 have resulted in an adjusted EBITDA improvement of approximately $1.3 million compared to Q1 2022. Excluding the NMD acquisition, this improvement was approximately $2.3 million. These efforts will continue to extend into Q3 and Q4 2022. Exiting Q2, the Company reduced its annualized adjusted EBITDA from the start of the quarter by nearly 50% and expects to see a continued reduction in Q3 and Q4. These are driven by activities in the earlier part of the year being fully realized during these Quarters. Concurrently, the Company expects adjusted EBITDA will continue to improve each following quarter demonstrating the company’s execution and pathway to break-even.

The Company is pleased to announce that while cost-saving initiatives have been the primary focus, it has continued to see a normalized patient volume since its loss of COVID-19 related cases industry wide at the start of Q1 2022. Further the visits are of higher acuity thereby improving the per visit charges associated with fee-for-service visits. Increased revenue from its existing business prior to the acquisition of NMD was also driven by a growth in its research division.

Moving forward, the Company is most excited about the growth it can organically expect to realize from the foundation laid in 2021 and 2022 year to date. While historically the Company has been focused on growth primarily through mergers and acquisitions (“M&A”), the Company has now built sufficient scale and size to benefit from strong organic growth.

The existing infrastructure of practices, providers and support teams means the Company can expect to add meaningful revenue and EBITDA without the need to rely heavily on M&A. These areas of growth come from continued expansion of its FFS business model, and more importantly, from the growth of its managed care business line including Medicare and Medicare Advantage programs at risk which generate capitated revenue.

The Company expects that its primary driver to organic growth will be through the growth in Medicare and Medicare Advantage. Medicare lives have been historically based on 100% fee-for-service with limited to no benefit in shared savings or total cost of care. The Company is working with its JV partner CHS/Centene in the participation through the ACO Reach program for 2023. Through this program and the JV, the Company can expect to shift from fee-for-services to global capitated risk on its existing traditional Medicare population. The Company expects that the shift to global capitation can contribute an organic revenue growth of 25% in 2023 with an associated 10% EBITDA margin.

Medicare Advantage offers strong growth in the Florida market. With an aging population, and a need now more than ever to improve the quality of care for seniors, the Company is well positioned with current and potential new MA risk contracts for effective 2023 participation. As is the case with MA, most health plans focus on enrolling new members for 2023 through the Annual Enroll Period (“AEP”) which takes place in Q4 2022. During this time, the Company will be heavily focused on marketing to current and prospective patients the benefits of MA and the opportunity to select one of the Company’s locations as the patients home for MA in 2023. The program which runs October through December, will be an important period for the Company to add to the current membership of MA lives. As part of this, the Company has already begun laying its plan for AEP, including budgets and working with plan partners in driving new membership growth within its existing Medicare only population.

As the Company continues to focus on achieving its goal of adjusted EBITDA break even towards the end of the year, the goal for 2023 will be cash flow positivity. While organic growth efforts remain the focus, the Company believes it will be in a good position in the near to medium term to utilize its own cash flow from operations to continue strategic M&A to grow market density and expand on its Medicare lives at risk population.

The Company is pleased to announce that in order to meet demand, it has agreed to increase the size of its $2 million non-brokered private placement of convertible Debenture Units announced on August 8, 2022, at $1,000 per Debenture Unit for gross proceeds of $2.345 million. The upsized offering is expected to close on or about August 17, 2022 (the “Closing Date”).

Q2 2022 Financial Highlights**

(in 000s of dollars)	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Revenue	16,077	6,877	23,789	9,051
Cost of sales	12,106	3,067	16,392	4,041
Gross profit	3,971	3,810	7,397	5,010
Total operating expenses	10,636	8,916	21,645	13,852
Loss from continuing operations	(6,665)	(5,106)	(14,248)	(8,842)
Net loss from continuing operations	(5,169)	(5,800)	(13,475)	(9,053)
Net income from discontinued operations	─	987	─	1,844
Net loss	(5,169)	(4,813)	(13,475)	(7,209)
Adjusted EBITDA*	(5,426)	(3,356)	(12,099)	(5,234)

*Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted by significant nonrecurring, nonoperational expenses and partially offset by the cash impact of certain accounting treatments during the period. Please see the Company’s Management Discussion & Analysis for a detailed reconciliation to loss from continuing operations.
** Certain prior period financial information on the consolidated statements of loss and comprehensive loss, and consolidated statements of cash flows have been updated to present the Legacy Business as discontinued operations and has therefore been excluded from continuing operations for all periods presented in this MD&A. This press release reflects only the results of continuing operations, unless otherwise noted.

Conference Call Details

The Company will host a conference call at 8:00am EDT on the morning of August 16, 2022 to discuss the financial results. If you would like to participate in the call, details can be found below. Please dial in approximately 10 minutes prior to the start of the call. An audio replay of the conference call will be available on www.skylighthealthgroup.com within 24 hours after the live call has ended. Management will also be presenting brief slides during the call. Please follow the link below to join the webcast:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=sgQvTvJG

Date:	August 16, 2022
Time:	8:00am Eastern
US/Canada Toll Free Dial In:	1-800-319-4610
Toronto Local Dial In:	416-915-3239
International Dial In:	+1-604-638-5340
Call Name:	Skylight Health Group Second Quarter 2022 Financial Results

Notice to Voluntarily de-list from NASDAQ

The Company believes the TSX Venture (TSX-V) provides its shareholders with sufficient liquidity, and the cost savings from the elimination of Nasdaq listing fees and associated professional fees, as well as the savings in time and effort of management required to maintain a Nasdaq listing, can be redirected to strategic initiatives intended to generate long-term shareholder value. Effective at the close of markets on August 25, 2022, Skylight’s common shares will no longer be listed or traded on the Nasdaq Exchange. The Company’s shares will continue to trade on the TSX-V and concurrent with the Nasdaq de-listing, expect to list its shares on the OTCQX market under ticker symbol SLHG and SLHGP. The Company will file Form 25 with SEC on August 15, 2022.

Prad Sekar continues, “Annual costs amount to over $2 million when considering all costs required to be a Nasdaq listed Company. While this may not be a lot to some, we consider it material for us, especially when we consider where we believe value is being derived from today and in the future. Valuations in the space are driven by business fundamentals and not the market we trade on. We entered the Nasdaq under very different market conditions. Our focus is now on strong organic revenue growth, positive cash flow for M&A and through that, maximizing shareholder value."

Minimum Bid Price

The Company is non-compliant on the Nasdaq Listing Rule 5550(a)(2) which requires listed securities to maintain a minimum bid price of US$1.00 per share. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until December 13, 2022, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by December 13, 2022, the Company may be eligible for additional time to regain compliance or may face delisting.

Multi-Jurisdictional Disclosure System

Due to the decrease in the Company’s common share price, the Company is no longer eligible to utilize the multi-jurisdictional disclosure system (MJDS). As a result, the Company will no longer be afforded the ability to prepare and file its disclosure reports and other information with the SEC incorporating (accordance with) the disclosure requirements of Canada and will now be required to file the same reports that a non-MJDS eligible foreign private issuer (FPI) is required to file with the SEC, including the requirement to file an Annual Report on Form 20-F with financial statements audited under rules of the Public Company Accounting Oversight Board (“PCAOB”), the additional costs of which will be significant. The Company has not yet engaged an auditor under PCAOB standards for its December 31, 2019 or December 31, 2020 financial statements. Accordingly, the Company was not able to timely file its Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 20-F”) which was due on April 30, 2022. As a result, there could be several consequences, including, but not limited to, (i) the Company will no longer be in compliance with the continued listing requirements of the Nasdaq Capital Market and received a deficiency notice and the Company’s securities that are listed on Nasdaq may be subject to delisting and (ii) the Company will not be able to file a registration statement with the SEC until such time as the 2021 20-F is filed (and will not be able to utilize a Form F-3 for at least one year) which will limit Company’s ability to conduct financings in the U.S.

ABOUT SKYLIGHT HEALTH GROUP INC.

Skylight Health Group (NASDAQ:SLHG; TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to VBC through tools including proprietary technology, data analytics and infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, payors reimburse typically on a capitation (fixed fee per member per month) basis. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

For more information, please visit www.skylighthealthgroup.com or contact:

Investor Relations:

Canadian Investors

Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Currency Usage, Cautionary and Forward-Looking Statements

All currency contained in this Press Release represent Canadian Dollars unless otherwise stated.

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Skylight Health's filings with Canadian and United States securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Although Skylight Health has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: the ability of Skylight Health to execute on its business strategy, continued revenue growth in accordance with management’s expectations, operating expenses continuing in accordance with management expectations, dependence on obtaining regulatory approvals; Skylight Health being able to find, complete and effectively integrate target acquisitions; change in laws relating to health care regulation; reliance on management; requirements for additional financing; competition; hindering market growth or other factors that may not currently be known by the Company.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Skylight Health disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Skylight Health does not assume any liability for disclosure relating to any other company mentioned herein.

Non-GAAP Financial Measures

This Press Release contains references to EBITDA and Adjusted EBITDA. These financial measures are not measures that have any standardized meaning prescribed by IFRS and are therefore referred to as non-GAAP measures. The non-GAAP measures used by the corporation may not be comparable to similar measures used by other companies. EBITDA is defined as “income (loss) before interest expenses, taxes, expenses related to listing on the Canadian Securities Exchange, depreciation, foreign exchange and financial expenses.

Adjusted EBITDA excludes the effect of share-based compensation expenses and related payroll taxes as well as removes substantial one-time costs for unusual business activities. Additional discussion on this can be found in the Skylight Health Management Discussion and Analysis filed on SEDAR.

The Company uses these non-GAAP measures because they provide additional information on the performance of its commercial operations. Such tools are frequently used in the business world to analyze and compare the performance of businesses; however, the Company’s definition of these metrics may differ from those of other businesses. Skylight Health will, at times, use certain non-GAAP financial measures to provide readers with additional information in order to assist investors in understanding our financial and operating performance. Skylight Health believes that these non-GAAP measures provide readers with useful information about the Company’s operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, the corresponding measures calculated in accordance with IFRS. See the Company’s unaudited Financial Statements for a reconciliation of the non-GAAP measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.